EXHIBIT 99.4

RIPOSTE CAPITAL CALLS FOR NEW, INDEPENDENT DIRECTORS

AT SILVERBOW RESOURCES

Current Board has proven itself incapable of being credible stewards of capital or proper corporate governance

SilverBow trades at a 50% discount to peers & continues to pursue dilutive transactions, while maintaining the industry’s only poison pill

NEW YORK, November 30, 2023 – Riposte Capital LLC, one of the largest shareholders of SilverBow Resources, Inc. (NYSE: SBOW), owning approximately 6.7% of the Company’s outstanding common stock (directly and through convertible swaps), today sent the following letter to SilverBow’s Board of Directors.

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SilverBow Resources, Inc.

920 Memorial City Way, Suite 850

Houston, TX 77024

Attention: Board of Directors

Dear Sean and Members of the Board,

As significant and constructive shareholders of SilverBow Resources, Inc. (NYSE: SBOW), owning approximately 6.7% of the Company’s outstanding common stock, we recognize the material unrealized value in SilverBow’s assets across an important basin, and can no longer just hope that you will do better.

You have proven yourselves incapable of being credible stewards of capital or corporate governance. It is clear to us, and likely many others in the investment community, that you have no interest in enabling shareholders to exercise their right to participate in the strategic decision-making process. You also appear to have no intention of engaging in good faith discussions with potential suitors.

On June 14, 2023, as one of the largest shareholders in SilverBow, we called on you to take decisive and common sense actions to unlock shareholder value, positioning the Company for long term success. Regrettably, you chose a different path – one that has eroded hundreds of millions of dollars in shareholder capital, while further siloing and backing the Company into a corner.

You have continued to pursue a value destructive strategy, which has:

•	Further entrenched the Board;

•	Significantly depressed SilverBow’s share price;

•	Widened the Company’s already material peer group discount;

•	Added significant debt to an already fragile balance sheet; and

•	Made the Company less attractive to potential acquirers.

When we wrote to you in June, your stock price was languishing and meaningfully underperforming relevant indices and peers. SilverBow traded at a 40% discount to peers with a mere EV/EBITDA multiple of 1.9X. Five months later, as a result of your misguided strategic initiatives, you have increased SilverBow’s valuation discount to approximately 50% vs. the peer group. The sector multiple currently sits at 3X, whereas SilverBow sits at just 2X 2024 EV / EBITDA.

We specifically advised you to avoid dilutive acquisitions given your lack of scale, financial profile and modestly valued equity. However, a mere two months after our public letter you went ahead and made a $700mm “transformational” acquisition of Chesapeake’s South Texas position. Sean, in announcing the purchase you said, among other things, that “…this is a value-enhancing transaction for SilverBow shareholders.” Predictably, since the announcement on August 14, 2023, SilverBow’s share price has decreased by 23%.

Your “transformational” acquisition destroyed much of the value that had accrued to the Company following our open letter and a rise in commodity prices. Notably, because of your poor financial profile, you were compelled to issue fresh equity, 12% discounted to an already undervalued share price – an irresponsible tactic that was highly prejudicial to the interests of your shareholders, precisely what we foresaw and advised against in prior communications.

It has become clear that you have done everything within your power to deter potential acquirers of the Company in the midst of an ongoing wave of logical consolidation that is unfolding across your peer groups’ ecosystem. Why else would you maintain the dubious distinction of being the only public E&P company with a poison pill? The existence of this pill has been widely criticized by both investors and Institutional Shareholder Services, a leading proxy and corporate governance advisory firm.

In the face of your complete absence to either engage with us as a material shareholder, or to pursue a strategy that creates value for your investors, we have concluded that in order for the best interests of the Company to be served, the composition of your Board must be materially altered at the 2024 annual meeting of shareholders.

Three new and independent candidates must be nominated and elected by shareholders – the true owners of SilverBow. Riposte is keen to support or put forward such independent nominees.

Sincerely,
/s/ Khaled Beydoun
Riposte Capital

About Riposte Capital

Riposte Capital is an SEC Registered Investment Advisor based in New York City. The equity strategy was launched in 2013 and is primarily focused on cyclical industries.

Riposte Contact:

Jeremy Goodman

Head of Business Development

+44 (0) 7788 567 913

jg@ripostecapital.com

Media Contact:

Ross Lovern

Kekst CNC

212.521.4800

ross.lovern@kekstcnc.com